Exhibit 1

JOINT PRESS RELEASE

QUINTANA SHAREHOLDERS APPROVE MERGER WITH EXCEL

ATHENS, GREECE — April 14, 2008 — Excel Maritime Carriers Ltd. (NYSE: EXM) and Quintana Maritime Limited (NASDAQ: QMAR) jointly announced that at a special meeting of Quintana’s shareholders held today, Quintana’s shareholders voted to approve the merger agreement pursuant to which Excel will acquire Quintana.  Under the terms of the merger agreement, each issued and outstanding share of Quintana common stock will be converted into the right to receive (i) $13.00 in cash and (ii) 0.4084 Excel Class A common shares.  The 0.4084 exchange ratio will be reduced to reflect the $0.31 dividend paid by Quintana to its shareholders on March 7, 2008, in accordance with the terms of the merger agreement.  Excel and Quintana expect the merger to close on or about April 15, 2008. Completion of the merger remains subject to the satisfaction or waiver of all closing conditions in accordance with the terms of the merger agreement.

Excel also announced today that it executed a senior secured credit facility in connection with its acquisition of Quintana and that the arrangers of the credit facility have successfully syndicated over 60% of their commitments.  Nordea Bank Finland plc, London Branch, one of the lead arrangers, is acting as administrative agent and syndication agent.  The other lead arrangers are DVB Bank AG, Deutsche Bank AG, General Electric Capital Corporation and HSH Nordbank AG.  National Bank of Greece S.A., Credit Suisse and Fortis Bank SA/NV are acting as co-arrangers for the credit facility.

Gabriel Panayotides, Chairman of the Board of Directors of Excel, commented “We are very pleased with the approval of the merger by Quintana’s stockholders and the successful syndication of the financing.  One of Excel’s strategic priorities is to become one of the world’s premier full service dry bulk shipping companies.  As our company continues to grow, we hope to build upon the relationships we have established with our current lending syndicate.”

                The credit facility consists of a $1 billion term loan and a $400 million revolving loan.  Loans under the credit facility will bear interest at LIBOR, plus 1.25% per annum.  The credit facility is guaranteed by certain direct and indirect subsidiaries of Excel and the security for the credit facility includes, among other assets, mortgages on certain vessels currently owned by Excel and the vessels currently owned by Quintana and assignments of earnings with respect to certain vessels currently owned by Excel and the vessels currently owned and/or operated by Quintana.  The lenders under the credit facility are expected to fund their commitments on the closing date of the merger.  The commitments of the lenders are subject to conditions usual and customary for credit facilities of this type, including the closing of the merger in accordance with the merger agreement.

ABOUT EXCEL MARITIME CARRIERS LTD.

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel’s current fleet consists of 18 vessels (10 Panamax, 6 Handymax and 2 Supramax vessels) with a total carrying capacity of approximately 1,074,022 DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998.  For more information about Excel, please go to Excel’s corporate website www.excelmaritime.com.

ABOUT QUINTANA MARITIME LIMITED

Quintana, based in Greece, is an international provider of dry bulk cargo marine transportation services.  Quintana currently owns a fleet of 22 vessels and, together with 7 Panamax vessels under bareboat charters, operates 29 vessels (14 Kamsarmax, 11 Panamax and 4 Capesize vessels) with a total carrying capacity of approximately 2,644,000 DWT  tons.  The DWT weighted average age of vessels Quintana owns is 3.2 years.  In addition, Quintana has ordered 8 Capesize newbuilding vessels, one of which will be wholly owned and the remaining seven of which will be partially owned through joint ventures.  Once all acquisitions and newbuilding orders are completed and assuming no vessel disposals, Quintana will operate a fleet of 37 dry bulk vessels (14 Kamsarmax, 11 Panamax and 12 Capesize vessels) with a total capacity of approximately 4,086,043 DWT.  For more information about Quintana, please go to Quintana’s corporate website www.quintanamaritime.com.

FORWARD-LOOKING STATEMENTS

     This joint press release issued by Excel and Quintana on April 14, 2008 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating to Excel’s proposed acquisition of Quintana and the expected terms and timing of the transaction.  Such statements are based upon the current beliefs and expectations of management of Excel and Quintana and involve a number of significant risks and uncertainties, many of which are difficult to predict and generally beyond the control of Excel and Quintana.  Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to satisfy conditions to the closing of the transaction on the proposed terms and timeframe in accordance with the merger agreement.  Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Excel’s registration statement on Form F-4 relating to Excel’s proposed acquisition of Quintana, including the documents incorporated by reference therein, which is available at the Securities and Exchange Commission’s website. All of the forward-looking statements made herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Excel and Quintana will be realized.  Excel and Quintana assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Excel contact information:

Lefteris Papatrifon	Investor Relations / Financial Media:
Chief Financial Officer	Nicolas Bornozis
Excel Maritime Carriers Ltd.	President
c/o 17th Km National Road Athens-Lamia &	Capital Link, Inc.
Finikos Street	230 Park Avenue — Suite 1536
145 64 Nea Kifisia	New York, NY 10160, USA
Athens, Greece	Tel: (212) 661-7566
Tel: 011-30-210-62-09-520	Fax: (212) 661-7526
Fax: 011-30-210-62-09-528	E-Mail: nbornozis@capitallink.com
E-Mail: info@excelmaritime.com
http://www.excelmaritime.com

Quintana contact information:

Paul J. Cornell Chief Financial Officer Quintana Maritime Limited Tel. 713-751-7525 E-mail: pcornell@quintanamaritime.com	Investor Relations / Financial Media: Ramnique Grewal Capital Link, Inc. 230 Park Avenue — Suite 1536 New York, NY 10160, USA Tel. 212.661.7566 E-mail: rgrewal@capitallink.com